ARTICLES OF AMENDMENT
TO
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF FIRST BUSINESS FINANCIAL SERVICES, INC.

1.	The name of the corporation is First Business Financial Services, Inc.

2.	Article IV of the Corporation’s Amended and Restated Articles of Incorporation is amended and restated in its entirety to read as follows:

The number of shares of capital stock which the Corporation shall have the authority to issue is as follows:

Twenty-five million (25,000,000) shares of common stock, par value of $0.01 per share; and

Two million five hundred thousand (2,500,000) shares of preferred stock, par value $0.01 per share.

Except to the extent required by governing law, rule or regulation, the shares of capital stock may be issued from time to time by the Board of Directors without further approval of the shareholders of the Corporation.

3.	Paragraph B of Article V of the Corporation’s Amended and Restated Articles of Incorporation is amended and restated in its entirety to read as follows:

B. Preferred Stock. The Board of Directors of the Corporation is authorized, to the full extent permitted under the Wisconsin Business Corporation Law and the provisions of this Paragraph B, to provide for the issuance of the preferred stock in series, each of such series to be distinctively designated, and to have such redemption rights, dividend rights, rights on dissolution or distribution of assets, conversion or exchange rights, voting powers, designations, preferences and relative participating, optional or other special rights, if any, and such qualifications, limitations or restrictions thereof as shall be provided by the Board of Directors of the Corporation consistent with the provisions of this Paragraph B.

Before any dividends shall be paid or set apart for payment upon shares of common stock, the holders of each series of preferred stock shall be entitled to receive dividends at the rate (which may be fixed or variable) and at such times as specified in the particular series. The holders of shares of preferred stock shall have no rights to participate with the holders of shares of common stock in any distribution of dividends in excess of the preferential dividends, if any, fixed for such preferred stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of preferred stock shall be entitled to receive out of the assets of the Corporation in money or money’s worth the preferential amount, if any, specified in the particular series for each share at the time outstanding together with all accrued but unpaid dividends thereon, before any of such assets shall be paid or distributed to holders of common stock. The holders of preferred stock shall have no rights to participate with the holders of common stock in the assets of the Corporation available for distribution to shareholders in excess of the preferential amount, if any, fixed for such preferred stock.

The holders of preferred stock shall have only such voting rights as are fixed for shares of each series by the Board of Directors pursuant to this Paragraph B or are provided, to the extent applicable, by the Wisconsin Business Corporation Law.

4.	The foregoing amendments to the Corporation’s Amended and Restated Articles of Incorporation were submitted to the Corporation’s shareholders by the Board of Directors of the Corporation and were adopted by such shareholders on December 30, 2008, in accordance with Section 180.1003 of the Wisconsin Business Corporation Law.

        Executed on behalf of the Corporation and dated as of this 30th day of December, 2008.

/s/ Barbara M. Conley
Barbara M. Conley
Senior Vice President, General Counsel and
Corporate Secretary

This instrument was drafted by, and a copy hereof should be returned to, Timothy H. Shea of the firm of Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, WI 53202.

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